AUDITED FINANCIAL STATEMENTS

ADM Employee Stock Ownership Plan for Salaried Employees
Years Ended December 31, 2000 and 1999

ADM Employee Stock Ownership Plan
for Salaried Employees

Audited Financial Statements

Years Ended December 31, 2000 and 1999

Contents

Report of Independent Auditors

The Administrative Committee
ADM Employee Stock Ownership Plan
  for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership Plan for Salaried Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 25, 2001

ADM Employee Stock Ownership Plan
for Salaried Employees

Statements of Net Assets Available for Benefits

| | December 31 | |
	2000	**1999**
Assets		
Cash	**$ –**	$ 167
Investments, at fair value	**–**	231,197,982
Interest in Master Trust	**276,440,405**	–
Contributions receivable from employer	**1,021,223**	1,016,315
Contributions receivable from employees	**–**	1,345,427
Loan repayment receivable	**–**	32,873
Net assets available for benefits	**$277,461,628**	$233,592,764

See accompanying notes.

ADM Employee Stock Ownership Plan
for Salaried Employees

Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31 | |
	2000	**1999**
Additions:		
Contributions from Archer Daniels Midland Company	**$ 12,909,741**	$ 12,693,268
Contributions from participating employees	**10,445,964**	17,682,425
Transfer of assets from another plan	**5,106,980**	11,499,161
Dividend and interest income	**4,795,045**	13,964,662
	33,257,730	55,839,516
Deductions:		
Benefit payments:		
Common stock	**7,742,632**	8,037,087
Cash	**8,778,582**	6,011,807
	16,521,214	14,048,894
Transfer to ADM 401(k) Plan for Salaried Employees	**(38,864,554)**	–
Net realized and unrealized appreciation (depreciation)		
in fair value of investments	**65,996,902**	(74,876,244)
Net increase (decrease)	**43,868,864**	(33,085,622)
Net assets available for benefits at beginning of year	**233,592,764**	266,678,386
Net assets available for benefits at end of year	**$277,461,628**	$233,592,764

See accompanying notes.

ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements

December 31, 2000

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the ADM Employee Stock Ownership Plan for Salaried Employees (the Plan) are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan Sponsor, Archer Daniels Midland Company (ADM or the Company) and its affiliates. While it is anticipated ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain 1999 balances have been reclassified to conform with the 2000 presentation.

2. Description of the Plan

General

The Plan is a defined contribution plan available to all salaried employees of the Company who have completed six-months of service (prior to August 1, 2000, the Plan required one year of service). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Company converted the Plan, formerly called the ADM Savings and Investment Plan, to an employee stock ownership plan (ESOP), effective April 1, 1998. Most features of the Plan, including employee and employer contributions, loans and withdrawals, and distribution options remained unchanged. In accordance with Internal Revenue Service regulations for ESOPs, the Plan offers investment options to employees age 55 and older with ten or more years of service.

Effective August 1, 2000, the Plan was amended and restated. On that date the Company established the ADM 401(k) Plan for Salaried Employees (ADM 401(k) Plan), which was designed to operate in cooperation with the Plan. As a result, the Plan discontinued the Plan's 401(k) features, including participants' contributions and loans, which are transferred to and provided by the ADM 401(k) Plan. Following the changes, the Plan, as amended, provides eligible employees with a means to acquire an ownership interest in the Company through the Company's matching contributions, which are based on the participant contributions to the ADM 401(k) Plan.

As a result of the above amendment, all the Plan's investments other than ADM common stock have been transferred into the ADM 401(k) Plan effectively by August 1, 2000.

All Plan assets were held and managed by Hickory Point Bank and Trust, FSB (HPB) through July 31, 2000. Effective August 1, 2000, the Company and HPB executed a trust agreement and established the Master Trust for the ADM 401(k) Plan for Salaried Employees and ADM Employee Stock Ownership Plan for Salaried Employees (Note 5). The Master Trust will continue for an indefinite period of time as provided by the Plans. HPB is a subsidiary of ADM.

2. Description of the Plan (continued)

Contributions

Under the terms of the Plan, prior to August 1, 2000, employees electing to participate can contribute from 1% to 10% of their current covered compensation to the Plan. Effective August 1, 2000, participant contributions are remitted to the ADM 401(k) Plan as defined in the Plan document. The Company will match 100% of the first 4% of compensation contributed and 50% of the next 2% of compensation contributed. All contributions are received from the Company in the form of Archer Daniels Midland Company common stock and are fully vested to the participant.

Investment Options

Prior to August 1, 2000, participants who attained age 55 and had completed ten years service with the Company could elect to receive a distribution of certain PAYSOP/TRASOP dividends.

On August 1, 2000 and after, participants who attained age 55 may elect to convert all or any number of shares of ADM common stock credited to the participant's account to cash and have such cash transferred to the ADM 401(k) Plan to be invested in the investment options then available under the ADM 401(k) Plan.

On August 1, 2000 and after, all participants may elect at any time to convert all or any number of the shares of ADM common stock credited to the participant's before-tax subaccount to cash and have such cash transferred to the ADM 401(k) Plan to be invested in the investment options then available under the ADM 401(k) Plan.

Participant Loans

Prior to August 1, 2000, the Plan provided that participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant account balance. A maximum of one loan may be outstanding to a participant at any time. On August 1, 2000, participant loan feature was transferred to the ADM 401(k) Plan, which provides the same borrowing terms.

2. Description of the Plan (continued)

Loans are allowed only for purposes of educational, medical expenses, eviction, and for purchases of a primary residence. Educational or medical expense loans are available for up to five years, and a home purchase loan is available for up to ten years.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% at time of issuance. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawals

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted for two reasons: 1) upon reaching age 59 1/2, or 2) for specific hardship circumstances (only after receiving a loan available to the participant under the loan program. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions).

Plan Mergers

During the year ended December 31, 1999, the assets and liabilities of certain savings plans covering the salaried employees of recently acquired ADM subsidiaries were merged into the Plan, as is the policy of ADM.

ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements

December 31, 2000

3. Investments

The Plan's investments are held by a bank-administered trust fund. During the seven months ended July 31, 2000 (prior to Master Trust – Note 5) and the year ended December 31, 1999, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value During Period	Fair Value at End of Period
Seven months ended July 31, 2000:		
Archer Daniels Midland Company common stock	**$(49,481,702)**	**$168,839,428**
Pfizer Incorporated common stock	**2,952,723**	**11,522,156**
Mutual funds	**(88,305)**	**21,222,970**
	$(46,617,284)	
Year ended December 31, 1999:		
Archer Daniels Midland Company common stock	$(72,148,931)	$200,876,570
Pfizer Incorporated common stock	(1,736,772)	5,367,108
Mutual funds	(990,541)	19,155,482
	$(74,876,244)	

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the seven months ended July 31, 2000 (prior to Master Trust – Note 5) and the year ended December 31, 1999 is as follows:

	2000	1999
Net assets:		
Archer Daniels Midland Company common stock	**$168,839,428**	$200,876,570
Total	**$168,839,428**	$200,876,570

4. Nonparticipant-Directed Investments (continued)

	Seven Months Ended July 31, 2000	Year Ended December 31, 1999
Changes in net assets:		
Contributions:		
Employer	$ 7,544,838	$ 12,693,268
Employee	10,442,678	17,682,425
Dividend income	2,579,156	13,006,468
Net realized and unrealized depreciation in fair value of investments	(49,481,702)	(73,244,260)
Distributions to participants	(8,344,706)	(12,130,368)
Transfers	5,222,594	(1,383,382)
	$(32,037,142)	$(43,375,849)

5. Master Trust Investment Information

The Plan's investments are in the Master Trust which was established on August 1, 2000 for the investment of assets of the Plan and the ADM 401(k) Plan for Salaried Employees. Investments, and the income therefrom, are allocated to participating plans based on each plan's participation in investment options within the Master Trust. Accordingly, the Plan's investment gain for the year ended December 31, 2000 includes its allocable share of the Master Trust's interest and dividends and net appreciation in fair value of these investment options since August 1, 2000. At December 31, 2000, the ADM Employee Stock Ownership Plan for Salaried Employees interest in the net assets of the Master Trust was approximately 85.9%.

The following table presents the fair value of investments for the Master Trust at December 31, 2000:

Assets	
Cash equivalents	$ 92,250
Investment securities:	
Archer Daniels Midland Company common stock	279,358,194
Mutual funds	28,344,055
Other common stock	12,193,220
Participant loans	1,818,499
Net assets available for benefits	$321,806,218

5. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust's net investment income for the five months ended December 31, 2000 is as follows:

	Five Months Ended December 31, 2000
Net investment income:	
Interest and dividends	$ 2,750,316
Net realized and unrealized gains on investments	112,402,023
Net investment income	$115,152,339

6. Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts are 100% vested.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated July 18, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either income or capital gain depending on the event giving rise to the distribution and the method used.

ADM Employee Stock Ownership Plan
for Salaried Employees

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934,
the Plan Administrator has duly caused this annual report
to be signed by the undersigned thereunto duly authorized.

ARCHER DANIELS MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz
Vice President and Chief Financial Officer

Dated: June 28, 2001